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STEPHANIE CAPISTRON stephanie.capistron@dechert.com +1 617 728 7127 Direct +1 617 275 8364 Fax

September 3, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Initial Registration Statement on Form N-1A

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided telephonically by Ms. Alison White of the Division of Investment Management on July 23, 2021 with respect to the Registrant’s Pre-Effective Amendment No. 1 to its initial registration statement on Form N-1A, which was filed on July 8, 2021 (the “Registration Statement”).

The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Harbor Scientific Alpha High-Yield ETF (ii) Harbor Scientific Alpha Income ETF; and (iii) Harbor Disruptive Innovation ETF (collectively, the “Funds”).

We submitted a response letter on the Registrant’s behalf on August 13, 2021 responding to one of the Staff’s comments. Set forth below are the other Staff comments together with the Registrant’s responses. Terms used but not defined herein have the same meaning as in the Registration Statement.

Harbor Scientific Alpha High-Yield ETF and Harbor Scientific Alpha Income ETF

COMMENT 1:	(Prospectus – Each Fund – Fund Summary – Fees and Expenses of the Fund)

Footnote one includes a statement suggesting that Fund operating expenses could include gains and losses attributable to investments under a deferred compensation plan for certain Trustees. If the Registrant does not intend to adopt a deferred compensation plan for Trustees within the next year, please remove such references from the footnote and relocate the disclosure to another section of the Prospectus or SAI.

September 3, 2021

Response:	The Registrant has revised the disclosure accordingly.

COMMENT 2:	(Prospectus – Each Fund – Fund Summary – Principal Investment Strategy)

Please revise the disclosure regarding the concept of “scientific alpha” and explain how it relates to the Fund’s strategy using plain English and avoiding the use of terms such as “evidence-based,” “economic intuition” and “grounded in scientific method.”

Response:

The Registrant has revised the disclosure to include the following in each Fund’s Principal Investment Strategy:

The Subadviser defines scientific alpha as the investment returns generated from following a structured investment process based on the testing of investment hypotheses using historical data. The Subadviser’s portfolio management team retains discretion with respect to all investment decisions.

COMMENT 3:	(Prospectus – Each Fund – Fund Summary – Principal Investment Strategy)

Please revise the Fund’s Principal Investment Strategy disclosure to include a plain English explanation of how the Subadviser back-tests its investment hypotheses.

September 3, 2021

Response:

The Registrant has revised the disclosure to include the following in each Fund’s Principal Investment Strategy:

The Subadviser generates proprietary insights based on its experience and reasoned intuition to form an investment hypothesis. Using historical market data, the Subadviser back-tests each investment hypothesis to determine whether actual observations appear consistent with the hypothesis over time. The Subadviser’s back-testing process involves the development of research parameters, internal peer review, and consideration of a wide range of analyses. Insights are weighted in the Subadviser’s models according to their deemed strength in predicting returns, as determined by the Subadviser through this testing process.

COMMENT 4:

(Prospectus – Each Fund – Fund Summary – Principal Risks)

The Staff notes that the Registrant removed “Leveraging Risk” as a principal risk for the Fund. Please confirm that this change was intentional or revise the disclosure accordingly.

Response:	The Registrant confirms that this change was intentional.

Harbor Disruptive Innovation ETF

COMMENT 5:	(Prospectus – Fund Summary – Fees and Expenses of the Fund) Please provide for the Staff’s review the completed Annual Fund Operating Expenses table and Expense Example figures.

September 3, 2021

Response:	The completed Annual Fund Operating Expenses table and Expense Example figures are set forth below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.75%
Distribution and Services (12b-1) Fees	0.00%
Other Expenses[1,2]	0.00%

Total Annual Fund Operating Expenses	0.75%

[1]

Pursuant to the Investment Advisory Agreement, the Adviser pays all of the operating expenses of the Fund, except for (i) the fee payment under the Investment Advisory Agreement; (ii) payments under the Fund’s 12b-1 plan (if any); (iii) the costs of borrowing, including interest and dividend expenses; (iv) taxes and governmental fees; (v) acquired fund fees and expenses; (vi) brokers’ commissions and any other transaction-related expenses and fees arising out of transactions effected on behalf of the Fund; (vii) costs of holding shareholder meetings; and (viii) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business.

[2]	“Other Expenses” are estimated based on estimated amounts for the current fiscal year.

COMMENT 6:

(Prospectus – Fund Summary – Fees and Expenses of the Fund – Annual Fund Operating Expenses)

Please explain how the Fund estimated its “Other Expenses” and how the Fund determined that this estimate was reasonable.

Response:	Pursuant to Instruction 6(a) to Item 3 of Form N-1A, the Fund has estimated the “Other Expenses” it expects to incur during the fiscal year. In determining its estimated expenses, the Fund considered that pursuant to the investment advisory agreement, the Adviser pays all of the operating expenses of the Fund, with limited exclusions. The Fund believes it is unlikely to incur any of the excluded expenses during the fiscal year. Therefore, its estimated “Other Expenses” are 0.00%.

COMMENT 7:	(Prospectus – Fund Summary – Principal Investment Strategy) Please revise the disclosure to include a plain English definition of “disruptive and innovative companies.”

September 3, 2021

Response:

The Registrant has revised the disclosure so that the first paragraph of the Fund’s Principal Investment Strategy reads as follows:

Under normal market conditions, the Fund invests primarily in equity securities, principally common stocks, of companies selected based on their potential for growth tied to disruptive innovation. The Fund defines “disruptive innovation” as the development of new products, services, technologies and/or other advancements that could disrupt and displace existing businesses and business models over time. While the Fund invests primarily in securities of U.S. companies, the Fund may invest up to 25% of its assets in foreign securities, including those located in emerging market countries. The Fund invests in securities across the market capitalization spectrum.

COMMENT 8:

(Prospectus – Fund Summary – Principal Investment Strategy)

Please confirm whether the strategy pursued by each of NZS Capital and Sands Capital focuses on investment in any particular industry. If so, please revise the disclosure accordingly.

Response:

The Registrant has revised the disclosure to include the following with respect to NZS Capital in the Fund’s Principal Investment Strategy:

Though many of the companies identified by NZS Capital for investment are in the technology and communication segments of the market, NZS Capital believes that disruption is increasingly impacting all sectors of the economy and may identify companies for investment across sectors.

The Registrant has revised the disclosure to include the following with respect to Sands Capital in the Fund’s Principal Investment Strategy:

Sands Capital uses bottom-up research to identify companies across all sectors that it believes are benefitting from structural changes and secular trends that are distinct from cyclical economic factors.

September 3, 2021

COMMENT 9:

(Prospectus – Fund Summary – Principal Investment Strategy)

The Staff notes that “Growth Style Risk” is included as a principal risk for the Fund. Please include corresponding Principal Investment Strategy disclosure.

Response:	Please see the disclosure included in the response to comment 7 above.

COMMENT 10:

(Prospectus – Additional Information about the Fund’s Investments – Non-Principal Investments – Temporary Defensive Positions; SAI – Additional Policies and Investment Techniques)

The second sentence in the first paragraph under the section of the Prospectus entitled “Additional Information about the Fund’s Investments – Non-Principal Investments – Temporary Defensive Positions” and the second sentence of the third paragraph under the section of the SAI entitled “Additional Policies and Investment Techniques” state that “the Fund may invest beyond its normal limits in derivatives or exchange traded funds that are consistent with the Fund’s investment objective ” which suggests that the Fund may invest in derivatives and exchange traded funds (“ETFs”). The Staff notes that investment in derivatives and ETFs are not described in the Fund’s Principal Investment Strategy. Please confirm whether the Fund intends to invest in derivatives and ETFs and revise the disclosure accordingly.

Response:	The Fund does not intend to invest in derivatives or ETFs as a principal investment strategy. Accordingly, the Registrant has deleted “beyond its normal limits” from this disclosure.

COMMENT 11:

(SAI – Investment Policies – Derivative Instruments)

Please confirm whether the Fund intends to invest in derivatives as a principal investment strategy. If so, please revise the Principal Investment Strategy disclosure included in the Prospectus accordingly.

Response:	The Fund does not intend to invest in derivatives as a principal strategy but the Fund may invest in derivatives to a limited extent and therefore has included disclosure in the SAI to retain such flexibility. Accordingly, the Registrant respectfully declines to make the proposed change.

September 3, 2021

COMMENT 12:

(SAI – The Adviser and Subadviser – The Subadviser)

If any part of the portfolio managers’ compensation is based on Fund performance, please provide the information required by Item 20(b) of Form N-1A (i.e. whether performance is pre- or after-tax, the period over which performance is measured and the name(s) of any benchmark(s) used to measure performance).

Response:	The portfolio managers are not compensated based on individual Fund performance.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Meredith Dykstra, Esq.

Harbor Funds

Christopher P. Harvey, Esq.

Dechert LLP